700 - 1199 West Hastings Street,

Vancouver, BC V6E 3T5

Canada

ASANKO’S ESAASE GOLD PROJECT FULLY FUNDED WITH $150M DEBT FACILITY

Highlights:

•    Definitive Loan Agreement signed with Red Kite for secured debt facility of up to $150 million

•    Combined with the current cash on-hand of $185 million1, Esaase Gold Project fully financed

•    No hedging, cash sweep or limitations on the Company’s growth strategy

•    Definitive Feasibility Study and permitting remain on track for completion during Q4 2013

•    Front End Engineering and Design program to commence immediately

•    Steady state production of 200,000 ounces per year targeted by Q4 2015

Vancouver,   British   Columbia,   October   24,    2013:   Asanko   Gold   Inc.   (“Asanko”   or the   “Company”)

(TSX/NYSE:  AKG)  is  pleased  to   announce  it  has entered  into  a  Definitive  Senior  Facilities  Agreement  (the

“Agreement”) with a special purpose vehicle of Red Kite Mine Finance Trust I (“Red Kite”) to provide a secured project  debt facility  for a total of $150  million  (all figures United  States dollars). The project debt facility  will be

used  for  the  development,  construction  and  working  capital  requirements  of  the  Esaase  Gold  Project.   There  are

no  gold  hedging  provisions,  cash  sweep  requirements  or  restrictions usually  associated  with  traditional  project finance  facilities  of  this  nature  that  prevent  the  Company  from  pursuing  its  growth  strategy.  Prior  to  the execution  of  the  Agreement,  Red  Kite  conducted  substantial  technical  and  legal  due  diligence  and  as  such,  the

Agreement  is  not  subject  to  further  due  diligence.    The  Company  will  be  holding  a  conference  call  and

webcast  today  at  10:00am  Eastern  Standard  Time  to  discuss  the  financing,  please  refer  to  the  details below.

The  Agreement  provides  for  two  term  loan  facilities:  a  $130  million  term  loan  facility  (the  “Project  Facility”)

and  a  $20  million  cost  overrun  facility  (the  “Overrun  facility”).   The  Overrun  facility  is  provided  as  an  option

available to the Company,  should it be required.   Performance under the Agreement is fully secured by the assets of the Company’s current subsidiaries and guaranteed by the Company until project completion.

In  addition  to  the  Agreement,  Asanko  and  Red  Kite  have  also  entered  into  an  Offtake  Agreement  under  which the  Company  has  agreed  to  sell  the  gold  from  Esaase  for  the  life  of  the  mine  to  Red  Kite  at  spot  prices  during  a nine day quotational period following shipment.

Commenting  on  the  announcement,  Peter  Breese,  President  and  CEO,  said  “I  am  delighted  to  announce  that  the

Esaase  Gold  Project  is  now  fully  financed  through  construction  and  commissioning,  including  working  capital.

This  will  enable  us  to  progress  with  the  development  of  the  project  upon  conclusion  of  the  DFS,  which  is  due

later  this  quarter.   Our  intention  is  to  start  the  Front  End  Engineering  and  Design  program  before  year-end  and construction in Q1 2014 to achieve our target of steady state production of 200,000 ounces per year by Q4 2015.

1  As at September 30, 2013

The  completion  of  this  financing,  after  extensive  due  diligence,  in  the  current  market  environment  demonstrates the  robustness  and  strength  of  the  Esaase  Gold  Project  as  well  as  the  confidence  in  the  team  that  we  have assembled  to  build  and  operate  the  mine.  Importantly,  this  loan  does  not  have  the  traditional  hedging,  cash sweeps  and  growth  restrictions  typically  associated  with  project  finance  so  we  can  also  continue  to  pursue  our vision of becoming a mid-tier gold mining company through acquisitive growth.”

Project Facility Details ($130 million):

•     Interest rate of LIBOR + 6% with a one percentage minimum LIBOR rate;

•     1.5% arrangement fee payable upon execution and a 1.5% fee payable on drawdowns;

•     Two year principal and interest payment holiday;

•     Four year quarterly repayment schedule or early repayment at any time without penalty; and

•     Conditions   precedent   to   drawdown   principally   are   completion   of   the   Definitive   Feasibility   Study

(“DFS”)  with  material  outcomes  substantially  the  same  as  the  May  2013  Pre-Feasibility  Study  (“PFS”)

and receipt of the Environmental Permit for Esaase.

Overrun Facility Details ($20 million):

•     Interest rate of LIBOR +10% with a one percentage minimum LIBOR rate;

•     1.5% arrangement fee payable upon execution and a 3% fee payable on drawdowns;

•     Two year principal and interest holiday;

•     Three year quarterly repayment schedule and early repayment at any time without penalty; and

•     Conditions  precedent  to  drawdown  are  confirmation  that  the  Company  has  sufficient  funds  with  the

Overrun  Facility  to  complete  the  Esaase  Gold  Project,  that  the  Project  Facility  is  fully  drawn  and  that

4,000,000  Asanko  share  warrants  have  been  issued  to  Red  Kite.   The  warrants  would  be  priced  at  a  25%

premium  to  the  20  day  volume  weighted  average  price  of  Asanko  at  that  time  and  have  a  2.5  year  term to expiry.

Offtake Agreement Details:

•     100% of the Esaase Gold Project’s future gold production over the life of the mine;

•     Red Kite to pay for 100% of the value of the gold nine business days after shipment;

•     A provisional payment of 90% of the estimated value will be made one business day after delivery; and

•     The gold sale price will be a spot price selected during a nine day quotational period following shipment.

Conference Call & Webcast Details

The Company will host a webcast and conference call at 10:00am Eastern Standard Time today, October 24,

2013. Presentation slides to accompany the call are available at www.asanko.com.

To access the conference call, please dial-in 10 minutes beforehand and quote “Asanko Gold”:

Canada Toll Free: 1-866-228-9189

US Toll Free: 1-877-941-2332

UK Toll Free: 0800-358-5263

International: 44-208-515-2334

A replay facility will be available two hours after the call on Asanko’s website: www.asanko.com or, until

October 30, 2013, please dial using the access code:  4647156:

US Toll Free: 1-800-406-7325

Canada Toll: 1-303-590-3030

UK Toll Free: 0800-358-3474

International: 44-207-154-2833

To access the webcast, please click on the link or visit:

http://event.on24.com/r.htm?e=703900&s=1&k=2DF882380E4793DE581ACA0650BBE99F

Contacts

For more information about Asanko Gold please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations

Telephone: +44-7932-740-452

Email: alex.buck@asanko.com

Greg McCunn, CFO

Telephone: +1-778-729-0604

Email: greg.mccunn@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become  a mid-tier gold mining company  that maximizes value for all its stakeholders.   Our

immediate  focus  is  on  near  term  gold  production  at  our  fully  financed,  multi-million  ounce  Esaase  Gold  Project located  in  Ghana,  West  Africa.  Asanko  is  managed  by  highly  skilled  and  successful  technical,  operational  and

financial   professionals.   The   Company    is   strongly   committed   to   the   highest   standards   for   environmental

management, social responsibility, and health and safety for its employees and neighbouring communities.

About RK Mine Finance

RK Mine Finance provides mining companies with project financing and metal off-take agreements for initiation or expansion of mine production and is part of the Red Kite group.  Red Kite operates across the global metals industry from offices in Bermuda, Hong Kong, London, New York, Shanghai and Sydney.  Investors in Red

Kite funds include college endowments, foundations, family offices, pensions and other institutional investors.

Contact:

Grant Gilmour - Portfolio Manager

Telephone: +44 207 920 6185

Email: grant.gilmour@rkcapital.co.uk

Voting at 2013 Annual General and Special Meeting of Shareholders

The  following  matters were  voted  upon  by  the  shareholders of the  Company  at the annual general meeting  of the

Company held on June 27, 2013 (the “Meeting”).

1.   The  shareholders  approved  setting  the  number  of  directors  at  seven.  Shares  voted  in  person  and  proxies received represented 59,793,775 votes for and 267,321 votes against:

2.   The following directors were elected at the Meeting:

DIRECTOR

FOR

AGAINST

WITHHELD

Shawn Wallace

49,095,063

Nil

260,032

Gordon Fretwell

36,497,322

Nil

12,857,773

Colin Steyn

49,275,710

Nil

79,385

Marcel de Groot

36,660,682

Nil

12,694,413

Keith Minty

49,278,250

Nil

76,845

Peter Breese

49,286,210

Nil

68,885

Robert Sali

49,130,435

Nil

224,660

3.   KPMG  LLP,  Chartered  Accountants,  were  appointed  auditor  of  the  Company.  Shares  voted  in  person  and proxies received represented 59,918,071 votes for and 165,448 votes withheld.

4.   The  shareholders  approved  the  amendment  of  the  Company’s  Articles.  Shares  voted  in  person  and  proxies received represented 48,607,191 votes for and 757,904 votes against.

Forward-Looking and other Cautionary Information

This release includes certain  statements that may  be deemed  "forward-looking  statements". All statements in  this release,  other  than  statements  of  historical  facts,  that  address  estimated  resource  quantities,  grades  and  contained

metals,   possible   future   mining,   exploration   and   development   activities,   are   forward-looking   statements.

Although  the  Company  believes  the  forward-looking  statements  are  based  on  reasonable  assumptions,  such statements  should  not  be  in  any  way  construed  as  guarantees  of  future  performance  and  actual  results  or developments  may  differ  materially  from  those  in  the  forward-looking  statements.  Factors  that  could  cause actual  results  to  differ  materially  from  those  in  forward-looking  statements  include  market  prices  for  metals,  the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources,

mining  rates  and  recovery  rates  and  the  lack  of  availability  of  necessary  capital,  which  may  not  be  available  to the  Company  on  terms  acceptable  to  it  or  at  all.  The  Company  is  subject  to  the  specific  risks  inherent  in  the mining  business  as  well  as  general  economic  and  business  conditions.  For  more  information  on  the  Company,

Investors  should  review  the  Company's  annual  Form  20-F  filing  with  the  United  States  Securities  Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither  Toronto   Stock   Exchange   nor  the   Investment  Industry   Regulatory   Organization   of  Canada   accepts

responsibility for the adequacy or accuracy of this release.

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